ASPEN AEROGELS, INC.

30 Forbes Road, Building B

Northborough, MA 01532

November 16, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Aspen Aerogels, Inc.

Registration Statement on Form S-3

Filed November 8, 2017

File No. 333-221403

Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Aspen Aerogels, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Monday, November 20, 2017, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call John Rudy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3050, with any comments or questions regarding the Registration Statement.

[Signature page follows]

Very truly yours, ASPEN AEROGELS, INC.

/s/ John F. Fairbanks
John. F. Fairbanks Vice President, Chief Financial Officer and Treasurer

cc:	Sahir Surmeli, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.